Exhibit 3

                           CERTIFICATE OF AMENDMENT OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                              THE TIREX CORPORATION

      It is hereby certified that:

      1. The name of the corporation (hereinafter called the "corporation") is The Tirex Corporation.

      2. The certificate of incorporation is hereby amended by deleting Article FOURTH in its entirety and by substituting in lieu of said Article FOURTH the following:

      "FOURTH: The aggregate number of shares of all classes of the capital stock which the corporation shall have the authority to issue is one hundred twenty million (120,000,000) of which one hundred fifteen million (115,000,000) shares shall be common stock, par value $.001 per share and five million (5,000,000) shares shall be Class A Stock, par value $.001 per share. Shares of Class A Stock may be issued from time to time in one or more classes or one or more series, within any class thereof, in any manner permitted by law, as determined from time to time by the board of directors or by the executive committee of the board of directors and stated in the resolution or resolutions providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it, each class or series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number, designation or title. All shares of stock in such classes or series may be issued for such consideration and have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, permitted by law, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it. The number of shares of stock of any class or series, so set forth in such resolution or resolutions may be increased (but not above the total number of authorized shares) or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions adopted by the board of directors pursuant to authority hereby vested in it. The board of directors of the corporation may determine the times when, the terms under which and the consideration for which the corporation shall issue, dispose of or receive


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      subscriptions  for its shares,  including  treasury shares, or acquire its own shares. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value per share. Upon payment of such consideration, such shares shall be deemed to be fully paid and nonassessable by the corporation."

      3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

      4. The capital of the corporation will not be reduced under or by reason of any amendment herein certified.

      Executed at Montreal, Canada on July 10, 1998.

Attest:                                       THE TIREX CORPORATION

By /s/ John L. Threshie, Jr.                  By /s/ Terence C. Byrne
   --------------------------------                  ---------------------------
   JOHN L. THRESHIE, JR., Secretary                  TERENCE C. BYRNE, President


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